SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of July, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

NOTICE TO SHAREHOLDERS

A) APPROVAL OF THE STOCK DIVIDEND

We hereby announce that were approved by the Central Bank of Brazil and by the Brazilian Security Exchange Commission, respectively, the increase of the corporate capital of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) by means of issuance of new shares in the proportion of 100% (one hundred percent) (“Bonificação de Ações”), as approved by the Extraordinary Shareholders Meeting held on June 29th, 2006, and the request of modification of the Global Depositary Shares (“GDSs”) Program of Unibanco and UNIBANCO HOLDINGS S.A. (“Holdings”), in order to alter the ratio of 5 (five) Units per every GDS to ten (10) Units per GDS.

The stock dividend (“Bonificação de Ações”) approved shall be effective on July 17th, 2006, thus, beneficiating the existing shareholders until that date, which means that the shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued until, and including, July 17th, 2006. From July 18th, 2006 on, the shares of Unibanco and of Unibanco Holdings will be traded ex-right to receive the new shares. In the same way, as of July 18th, 2006, the GDS of Unibanco and Unibanco Holdings shall be traded representing 10 (ten) Units.

According to the provisions of the paragraph 1st of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost ascribed to the new shares will be R$ 2.140774, for Unibanco’s shares, and R$ 3.310068, for Unibanco Holdings’ shares.

The unitary cost ascribed to the additional Unit, share deposit certificates, each representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings, that corresponds to the sum of both amounts above mentioned, will be R$ 5.450842.

B) PROPOSAL FOR THE PAYMENT OF INTEREST ON CAPITAL STOCK

The Board of Officers of Unibanco and of Unibanco Holdings have decided to propose to their respective Boards of Directors to hold meetings on July 18th, 2006, in order to discuss:

I. The payment of Quarterly Interests, related to the second quarter of 2006, in the gross total amount of R$113.6 million and R$54.9 million, and net total amount of R$96.6 million and R$46.7 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2006.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the caput of article 36 of the by-laws of Unibanco Holdings.

Should the Quarterly Interest proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values already reflect the number of existing shares at time of the announcement, which include the shares to be issued due to the stock dividend (“Bonificação de Ações”) approved, that will be effective prior to the date of the announcement of the Quarterly Interest, and correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Market (NYSE: UBB) corresponds to 10 Units.

II. The payment of interest on capital stock, qualified as complementary to the interest on capital declared and paid related to the profit ascertained in the first semester of 2006, in the gross total amount of R$246.4 million and R$116.7 million, and net total amount of R$209.4 million and R$99.2 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2006.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of paragraph 7th of the 9th article of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the caput of article 36 of the by-laws of Unibanco Holdings.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values already reflect the number of existing shares at time of the announcement, which include the shares to be issued due to the stock dividend (“Bonificação de Ações”) approved, that will be effective prior to the date of the announcement of the Complementary Interest, and correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0841927	0.0926120	0.0717635	0.0717635	0.1643755	1.6437550
Net amount	0.0715638	0.0787202	0.0609990	0.0609990	0.1397192	1.3971920
(*) Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each GDS negotiated at New York Stock Market (NYSE: UBB) corresponds to 10 Units.

III. Considering the proposals described in items (I) and (II) above, the total amount proposed to be paid as interests on capital stock on July 31st, 2006 is the gross amounts of R$360.0 million and R$171.6 million, and the net amounts of R$306.0 million and R$145.9 million, respectively to Unibanco and Unibanco Holdings. Such values correspond to the sum of: (I) quarterly interests related to the second quarter of 2006 of Unibanco and Unibanco Holdings; (II) complementary interest on capital related to the first semester of 2006 of Unibanco and Unibanco Holdings.

Should the proposals described herein be approved, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values already reflect the number of existing shares at the time of the announcement, which include the shares to be issued due to the stock dividend (“Bonificação de Ações”) approved, that will be effective prior to the date of the announcement of the Interests, and correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.1230162	0.1353179	0.1055268	0.1055268	0.2408447	2.4084470
Net amount	0.1045638	0.1150202	0.0896978	0.0896978	0.2047180	2.0471800
(*) Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each GDS negotiated at New York Stock Market (NYSE: UBB) corresponds to 10 Units.

IV. Should the proposals above of the Board of Officers be approved:

In Brazil, the date of July 18th, 2006, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock, on July 31st, 2006. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from July 19th, 2006 on.

In the United States of America, July 21, 2006 will be considered as “Record Date” for the purpose of attending the obligation assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from July 19th, 2006 on.

São Paulo, July 07th, 2006.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 10, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer